FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  23 December 2004


                         Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding 'Directorate Change' dated 23 December 2004



                                                             23 December 2004

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                               DIRECTORATE CHANGE

The Board of Baltimore Technologies plc announces that Robin Williams, a non-executive director, has resigned from the Board with immediate effect, in order to be free to pursue other interests.

The Board thanks Mr Williams for his contribution to the successful campaign to replace the former Board of Baltimore at an EGM in July 2004 and subsequently, leading up to the EGM of 20 December 2004, when resolutions were passed to delist the Company's shares.


                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                            Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 23 December 2004